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                              October 28, 2020

       Arun Sarin
       Chief Executive Officer
       Trepont Acquistion Corp I
       4 Embarcadero Center, Suite 1400
       San Francisco, CA 94111

                                                        Re: Trepont Acquistion
Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
5, 2020
                                                            CIK 0001826991

       Dear Mr. Sarin:

              We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 5, 2020

       Dilution, page 71

   1. Please add a line to the table showing the percentage of dilution to public shareholders.
 Arun Sarin
FirstName  LastNameArun
Trepont Acquistion Corp I Sarin
Comapany
October 28,NameTrepont
            2020        Acquistion Corp I
October
Page 2 28, 2020 Page 2
FirstName LastName
        You may contact Dale Welcome, Staff Accountant, at (202)551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Derek J. Dostal, Esq.